Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
February 5, 2010	NYSE:SLW

SILVER WHEATON TO RELEASE 2009 FOURTH QUARTER AND FULL YEAR RESULTS ON MARCH 4, 2010

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) will release 2009 full year results on Thursday, March 4, 2010, after market close.

A conference call will be held Friday, March 5, 2010, at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-800-642-1687
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	53023062
Archived audio webcast:	www.silverwheaton.com

For further information, please contact:

Brad Kopp
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com